UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on June 18, 2024, titled “One of the World’s Largest Loitering Munitions Providers Selects Mobilicom’s UAV Ground Control Station - Market Set to Reach $26 Billion.”

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “One of the World’s Largest Loitering Munitions Providers Selects Mobilicom’s UAV Ground Control Station - Market Set to Reach $26 Billion.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: June 18, 2024	By:	/s/ Oren Elkayam
		Name:	Oren Elkayam
		Title:	Chairman

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